SO 9/27/05



SECURI[illegible] 05043957 [illegible]ION

9/28

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49555

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING August 1, 2004 (MM/DD/YY) AND ENDING July 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ace Diversified Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

923 E. Valley Blvd., Suite 106
(No. and Street)

San Gabriel (City) California (State) 91776 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynnwood Jen (626) 292-3800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

5535 Balboa Blvd., Suite 214, Encino, CA 91316
(Address) (City) (State) (Zip Code)

PROCESSED
SEP 29 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lynnwood Jen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ace Diversified Capital, Inc., of July 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
SEP 19 2005
WASH. D.C.
209
SECTION

ACE DIVERSIFIED CAPITAL, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
JULY 31, 2005

ACE DIVERSIFIED CAPITAL, INC.

Table Of Contents

BRIAN W. ANSON
Certified Public Accountant
5535 Balboa Blvd., Suite 214, Encino, CA 91316 • (818) 501-8800

INDEPENDENT AUDITORS' REPORT

Board of Directors
Ace Diversified Capital, Inc.
San Gabriel, California

I have audited the accompanying statement of financial condition of Ace Diversified Capital, Inc. as of July 31, 2005 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Ace Diversified Capital, Inc. as of July 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Encino, California
September 9, 2005

ACE DIVERSIFIED CAPITAL, INC.

Statement of Financial Condition
July 31, 2005

ASSETS

Cash	$13,389
Accounts Receivable	16,863
Deposits with clearing organizations	235,571
Furniture and equipment	
net of accumulation depreciation of $79,553	49,706
Deferred tax asset (Notes 1 and 2)	50,238
Other assets	6,966
Total assets	$372,733

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable	$4,737
Commission payable	11,800
Deficit in introduced accounts (Note 1)	206,743
Total liabilities	223,280

STOCKHOLDERS' EQUITY:

Common stock, no par value, 1,000 shares authorized and	
55,000 shares issued and outstanding	55,000
Additional paid-in-capital	376,650
Accumulated deficit	(282,197)
Total stockholders' equity	149,453
Total liabilities and stockholders' equity	$372,733

The accompanying notes are an integral part of these financial statements

ACE DIVERSIFIED CAPITAL, INC.

Statement of Income
For the year ended July 31, 2005

REVENUES:	
Commissions	$339,907
Interest	6,702
Other income	2,437
Total income	349,046
EXPENSES:	
Clearing fees	143,702
Commissions	127,383
Depreciation	7,521
Interest expense	1,198
Rent	30,879
Other operating expenses	83,830
Total expenses	394,513
NET LOSS BEFORE INCOME TAXES	(45,467)
INCOME TAX BENEFIT (Note 2)	6,140
NET LOSS	($39,327)

The accompanying notes are an integral part of these financial statements

ACE DIVERSIFIED CAPITAL, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended July 31, 2005

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Beginning balance August 1, 2004	$55,000	$323,650	($242,870)	$135,780
Contributions		53,000		53,000
Net loss			(39,327)	(39,327)
Ending balance July 31, 2005	$55,000	$376,650	($282,197)	$149,453

The accompanying notes are an integral part of these financial statements

ACE DIVERSIFIED CAPITAL, INC.

Statement of Cash Flows
For the year ended July 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	($39,327)
Adjustment to reconcile net loss to net cash used in operating activities:	
Depreciation	7,521
(Increase) decrease in:	
Accounts receivable	(16,863)
Deposits with clearing organizations	15,542
Deferred tax asset	(6,940)
Other assets	(3,566)
Increase (decrease) in	
Accounts payable	(4,819)
Commissions payable	2,713
Total adjustments	(6,412)
Net cash used in operating actitivies	(45,739)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions	53,000
Net cash provided by financing activities	53,000
DECREASE IN CASH	7,261
Cash at beginning of year	6,128
Cash at end of year	$13,389
Supplemental cash flow disclosures	
Interest	$1,198
Income taxes	$800

The accompanying notes are an integral part of these financial statements

ACE DIVERSIFIED CAPITAL, INC.

Notes to Financial Statements
July 31, 2005

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and general matters:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company clears its client's cash and margin accounts through another broker-dealer on a fully disclosed basis.

The following, together with disclosures elsewhere in the financial statements, comprise the significant accounting policies used in preparing the accompanying financial statements.

Accounting Method:

The Company uses the accrual method of accounting to maintain its books, by which revenue is recognized when earned and expenses are recognized when accrued. Commission income and expenses are recorded on a trade date basis.

Depreciation:

Properties and equipment are carried at cost. Expenditures for maintenance and repairs are charged to expense as incurred whereas major additions and betterments are capitalized. Depreciation is provided using the straight-line method over estimated useful lives of the assets. Depreciation expense for the year amounted to $ 7,521.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk:

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfil their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In 2004 a customer of the firm reneged on a trade settlement. The company was forced to take remedial measures leaving an outstanding balance owed from a customer of $ 206,793.

100% of the revenues were generated in the state of California.

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Note 2: INCOME TAX PROVISION

The firm had an accumulated net operating loss with an estimated tax benefit of $50,238, of which $ 6,940 represents the current year benefit, which has been recorded. The firm is allowed to carry back the loss for 3 years and forward for 15 years for Federal purposes only. The firm has elected not to carry back the loss and to realize the benefit in future years.

The components of the income tax provision for the year ended July 31, 2005 are as follows:

Current	
State	$ 800
Income tax provision	$ 800

The Company's deferred tax assets and deferred tax assets valuation allowance at July 31, 2005 are as follows:

Total deferred tax assets	$	50,238
Less valuation allowance		-
Net deferred tax assets	$	50,238

ACE DIVERSIFIED CAPITAL, INC.

Notes to Financial Statements
July 31, 2005

Note 3: NET CAPITAL REQUIREMENT

The Company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At July 31, 2005 the company had a net capital of $42,542 which is $37,542 in excess of the minimum of $5,000 required and its ratio of aggregate indebtedness to net capital was 0.39 which is less than the 15 to 1 maximum ratio of a broker dealer.

Note 4: COMMITMENTS AND CONTINGENCIES

The Company entered into an office lease beginning December 1, 2004. The lease term is for 2 years with a monthly payment of $ 2,182.

The future lease payments are as follows:

Year ended	Amount
July 31, 2006	$26,184
July 31, 2007	$ 8,728

ACE DIVERSIFIED CAPITAL, INC.

Statement of Net Capital
Schedule I
July 31, 2005

	Focus 07/2005	Audit 07/2005	Change
Stockholders' equity, July 31, 2005	$126,597	$149,453	($22,856)
Subtract - Non allowable assets:			
Fixed assets	49,706	49,706	0
Other assets	50,264	57,204	(6,940)
Tentative net capital	26,627	42,543	(15,916)
Haircuts:	0	0	
NET CAPITAL	26,627	42,543	(15,916)
Minimum net capital	(5,000)	(5,000)	
Excess net capital	21,627	37,543	(15,916)
Aggregate indebtedness	32,453	16,537	15,916
Ratio of aggregate indebtedness to net capital	1.22	0.39	

Changes are due to audit adjustments, resulting from estimated changes in tax benefit and accounts payable.

The accompanying notes are an integral part of these financial statements

ACE DIVERSIFIED CAPITAL, INC.

July 31, 2005

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation accoridng to the provisin of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision

BRIAN W. ANSON
Certified Public Accountant
5535 Balboa Blvd., Suite 214, Encino, CA 91316 • (818) 501-8800

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Ace Diversified Capital, Inc.
San Gabriel, California

In planning and performing my audit of the financial statements of Ace Diversified Capital, Inc. for the year ended July 31, 2005, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of compliance with such practices and procedures followed by Ace Diversified Capital, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weakness as defined above. In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at July 31, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Encino, California
September 9, 2005